UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. )*

TriNet Group, Inc.
(Name of Issuer)

Common Stock, par value $0.000025 per share
(Title of Class of Securities)

896288107
(CUSIP Number)

David L. Caplan
Partner & General Counsel
Atairos Management L.P.
620 Fifth Avenue
New York, NY 10020
(646) 690-5220

With a Copy to:

Anthony F. Vernace
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-7136

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 1, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AGI-T, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,691,312

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,691,312

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,691,312

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.6%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Based on 69,015,690 shares of Common Stock outstanding as of December 31, 2016.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
A-T Holdings GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,691,312

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,691,312

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,691,312

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Atairos Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,504,423

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,504,423

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,504,423

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Atairos Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,504,423

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,504,423

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,504,423

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Atairos Partners GP, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,504,423

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,504,423

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,504,423

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
A-A SMA, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,813,022

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,813,022

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,813,022

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
A-A SMA GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,813,022

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,813,022

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,813,022

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Michael J. Angelakis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,504,423

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,504,423

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,504,423

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1. Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.000025 per share (the “Common Stock”), of TriNet Group, Inc., a Delaware corporation (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 1100 San Leandro Blvd., San Leandro, CA 94577.

Item 2. Identity and Background

This Schedule 13D is being filed jointly and on behalf of the following persons:

(a) The term “Reporting Persons” collectively refers to:

•	AGI-T, L.P., a Delaware limited partnership (“AT”);

•	A-T Holdings GP, LLC, a Delaware limited liability company (“ATGP”);

•	Atairos Group, Inc. a Cayman Islands exempted company (“Atairos”);

•	Atairos Partners, L.P., a Cayman Islands exempted limited partnership (“AP”);

•	Atairos Partners GP, Inc., a Cayman Islands exempted company (“APGP”);

▪	A-A SMA, L.P, a Delaware limited partnership (“AA”);

▪	A-A SMA GP, LLC a Delaware limited liability company (“AAGP”); and

▪	Michael J. Angelakis, a United States citizen.

(b) The business address of each of the Reporting Persons is: c/o Atairos Management, L.P., 40 Morris Road, Bryn Mawr, PA 19010.

(c) Michael J. Angelakis is the Chairman and Chief Executive Officer of Atairos, an independent private company focused on supporting growth-oriented businesses across a wide range of industries. The board of directors of Atairos and APGP consists of Michael J. Angelakis, Alexander D. Evans, David L. Caplan and Clare McGrory, each of whom is also an executive officer of Atairos and APGP. Current information concerning the identity and background of the directors and executive officers of Atairos and APGP is set forth on Schedule A hereto, which is incorporated by reference in response to Item 2 of this Statement.

Michael J. Angelakis directly or indirectly controls a majority of the voting power of APGP. APGP is the general partner of AP, which is the sole voting shareholder of Atairos. Atairos is the sole member of ATGP and sole limited partner of AT. ATGP is the general partner of AT. Atairos is also the sole member of AAGP and sole limited partner of AA. AAGP is the general partner of AA.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons identified on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons identified on Schedule A hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship or place of organization for each of the Reporting Persons is listed in Row 6 of the cover pages hereto. Alexander D. Evans, David L. Caplan and Clare McGrory are each citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons are the beneficial owners of an aggregate of 19,504,423 of Common Stock.

Immediately prior to the Closing (as defined below) of the Stock Purchase Agreement (as defined below), the Reporting Persons, other than AT and ATGP, were the beneficial owners of 1,813,022 shares of Common Stock, which such Reporting Persons bought in the public markets for an aggregate amount of $35,753,898.42.  The source of funds for the purchase of such 1,813,022 shares of Common Stock was capital contributed by the shareholders of Atairos, which in turn was contributed by Atairos to AA.

Upon the Closing of the transactions contemplated by the Stock Purchase Agreement, the Reporting Persons, other than AA and AAGP, became the beneficial owners of 17,691,312 additional shares of Common Stock in consideration of an aggregate purchase price of $442,282,800.  The source of funds for the purchase of such 17,691,312 shares of Common Stock was capital contributed by the shareholders of Atairos.

The disclosures under Item 6 and Item 5(c) are incorporated herein by reference.

Item 4. Purpose of Transaction

The Reporting Persons purchased the Common Stock with the intent to hold the securities for investment purposes.

Consistent with these investment purposes, the Reporting Persons, including Michael J. Angelakis, the director appointed to the Company’s board of directors at the Closing pursuant to AT’s right to nominate a director under the Stockholder Agreement (as defined below), may, pursuant to the terms of the Stockholder Agreement, communicate privately with management and other members of the board of directors of the Issuer from time to time, and may make suggestions and give advice to the Issuer on topics related to the Issuer and its business, including with respect to operational, strategic, financial or governance matters and otherwise work with management and the board with a view to maximizing stockholder value.

The disclosures under Item 6 are incorporated herein by reference.

The Reporting Persons intend to continuously review and evaluate the investment in the Issuer, and may in the future determine (subject to the terms of the Stockholder Agreement, to the extent applicable) (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by them or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the second paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Except as otherwise set forth in this Item 4, none of the Reporting Persons have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference. The Reporting Persons are the beneficial owners of 19,504,423 shares of Common Stock. Such number of shares of Common Stock represent 28.3% of the shares of Common Stock outstanding based on 69,015,690 shares of Common Stock outstanding as of December 31, 2016, which number the Company reported in its Form 10-Q for the quarterly period ended September 30, 2016 filed with the U.S. Securities and Exchange Commission on November 3, 2016 (the “10-Q”).

(b) Each Reporting Person has shared voting power and shared dispositive power of the shares of Common Stock beneficially owned by such Reporting Person as indicated herein.

(c) Except as set forth below and elsewhere in this Schedule 13D, no Reporting Person or, to the best knowledge of the Reporting Persons, any other person identified on Schedule A hereto, has effected any transaction in the Common Stock in the 60 days preceding the date hereof.

On February 1, 2017, the Issuer granted Mr. Angelakis 89 restricted stock units in his capacity as a director of the Issuer.  The restricted stock units vested 100% on February 5, 2017. The Reporting Persons may be deemed to have beneficial ownership of the shares underlying any restricted stock units granted to Mr. Angelakis in connection with his service as a director of the Issuer.

(d) To the best knowledge of the Reporting Persons, and other than as described herein, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

The information set forth in Items 4 and 6 is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stock Purchase Agreement

On December 21, 2016, AT entered into a stock purchase agreement (the “Stock Purchase Agreement”) pursuant to which it agreed to purchase from certain funds affiliated with General Atlantic LLC, upon the terms and subject to the conditions set forth therein, 17,691,312 shares of Common Stock of the Company at a price per share equal to $25.00.  The stock purchase contemplated by the Stock Purchase Agreement (the “Stock Purchase”) closed on February 1, 2017 (the “Closing”).

The foregoing description of the Stock Purchase Agreement and the exhibits thereto does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Stock Purchase Agreement, a copy of which is attached here as Exhibit 2.

Stockholder Agreement

In connection with the Stock Purchase, the Company entered into a stockholder agreement (the “Stockholder Agreement”) with AT, dated as of December 21, 2016, which includes the terms described below.

Board Representation.  Pursuant to the terms of the Stockholder Agreement, in connection with the Closing, the Company’s Board of Directors (the “Board”) increased the size of the Board from nine directors to 10 directors and appointed Michael J. Angelakis, a nominee designated by Atairos, to the Board effective as of the Closing. In addition, the Company has agreed to nominate Mr. Angelakis or another designee of Atairos reasonably acceptable to the Nominating and Corporate Governance Committee of the Board for election at each of the Company’s annual meetings of stockholders in which directors of the same class are to be elected and to use its reasonable efforts to cause the election of such designee. Atairos’ right to designate a candidate for nomination will terminate when Atairos beneficially owns less than 15% of the outstanding Common Stock.

Restrictions on Sale.  Atairos has agreed, subject to certain exceptions, that until the earlier of: (i) the date that is the second anniversary of the Closing and (ii) the consummation of a change in control or the entry into a definitive agreement that, if consummated, would result in a change in control (the “Restricted Period”), Atairos will not transfer any shares of Common Stock purchased in the Stock Purchase or enter into an agreement that transfers the economic consequences of ownership of the Common Stock. These restrictions do not apply to, among others, transfers to affiliates and pledges of the Common Stock, or satisfaction of obligations related to the pledged Common Stock, in each case in connection with one or more bona fide financing arrangements.

In addition, Atairos has agreed, subject to certain exceptions, that until the date that is 180 days after the date on which an Atairos designee no longer serves on the Board, Atairos will not transfer any shares of Common Stock: (i) resulting in a third party becoming a beneficial owner of 5% or more of the outstanding Common Stock, (ii) equal to 4.9% or more of the outstanding Common Stock to any third party or “group” (as defined in the U.S. Securities Exchange Act of 1934) or (iii) to certain competitors of the Company. These restrictions do not apply to transfers pursuant to a bona fide underwritten public offering or a bona fide sale to the public pursuant to Rule 144 under the U.S. Securities Act of 1933 after the Restricted Period.

Standstill.  Atairos has agreed, subject to certain exceptions, that until the later of: (a) the date that is the second anniversary of the Closing and (b) the date that is 180 days after the date on which an Atairos designee no longer serves on the Board, Atairos will not, among other things: (i) acquire any securities of the Company if, immediately after such acquisition, Atairos and its affiliates would own in the aggregate 33% or more of the outstanding Common Stock, (ii) propose or seek to effect any tender or exchange offer, merger or other business combination involving the Company or its securities, or make any public statement with respect to such transaction, (iii) make, or in any way participate in any “proxy contest” or other solicitation of proxies, (iv) call or seek to call any meeting of stockholders or other referendum or (v) take any action in support of or make any proposal or request that constitutes, among other things: (A) controlling or changing the Board or management of the Company, (B) any material change in the capitalization or dividend policy of the Company or (C) seeking to have the Company waive, amend or modify its certificate of incorporation or bylaws in a manner that may impede or facilitate the acquisition of control of the Company.

DGCL 203 Waiver.  In connection with the foregoing, the Company has taken all actions necessary to exempt Atairos, Atairos’ stock purchase pursuant to the Stock Purchase Agreement and any acquisitions of Common Stock by Atairos to the extent permitted under the Stockholder Agreement from the restrictions on business combinations of Section 203 of the Delaware General Corporation Law.

The foregoing description of the Stockholder Agreement and the exhibits thereto does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Stockholder Agreement, a copy of which is attached here as Exhibit 3.

Registration Rights Agreement

The Company entered into a registration rights agreement (the “Registration Rights Agreement”) with AT, dated as of February 1, 2017, pursuant to which the Company has granted Atairos certain demand, “piggyback” and other registration rights upon termination of the Restricted Period.

The foregoing description of the Registration Rights Agreement and the exhibits thereto does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Registration Rights Agreement, a copy of which is attached here as Exhibit 4.

Item 7. Material to be Filed as Exhibits

Exhibit 1: Joint Filing Agreement of the Reporting Persons, dated as of February 3, 2017, among the Reporting Persons (filed herewith).

Exhibit 2: Stock Purchase Agreement, dated as of December 21, 2016, among AGI-T, L.P., Atairos Group, Inc. (solely for purposes of Section 5.18), GA TriNet, LLC, HR Acquisitions, LLC, General Atlantic Partners 79, L.P. (solely for purposes of Section 5.18) and General Atlantic Partners 84, L.P. (solely for purposes of Section 5.18) (filed herewith).

Exhibit 3: Stockholder Agreement, dated as of December 21, 2016, by and among TriNet Group, Inc. and AGI-T, L.P. (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (SEC File No. 1-36373) filed on December 22, 2016 and incorporated herein by reference).

Exhibit 4: Registration Rights Agreement, dated as of February 1, 2017, between TriNet Group, Inc. and AGI-T, L.P. (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K (SEC File No. 1-36373) filed on February 2, 2017 and incorporated herein by reference).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2017.

AGI-T, L.P.

By:	A-T HOLDINGS GP, LLC, its general partner

By:	ATAIROS GROUP, INC., its sole member and manager

By:	/s/ David L. Caplan
Name: David L. Caplan
Title: Authorized Signatory

A-T HOLDINGS GP, LLC

By:	ATAIROS GROUP, INC., its sole member and manager

By:	/s/ David L. Caplan
Name: David L. Caplan
Title: Authorized Signatory

ATAIROS GROUP, INC.

By:	/s/ David L. Caplan
Name: David L. Caplan
Title: Vice President and General Counsel

ATAIROS PARTNERS, L.P.

By:	ATAIROS PARTNERS GP, INC., its general partner

By:	/s/ David L. Caplan
Name: David L. Caplan
Title: Vice President

ATAIROS PARTNERS GP, INC.

By:	/s/ David L. Caplan
Name: David L. Caplan
Title: Vice President

A-A SMA, L.P.

By:	A-A SMA GP, LLC, its general partner

By:	ATAIROS GROUP, INC., its sole member and manager

By:	/s/ David L. Caplan
Name: David L. Caplan
Title: Authorized Signatory

A-A SMA GP, LLC

By:	ATAIROS GROUP, INC., its sole member and manager

By:	/s/ David L. Caplan
Name: David L. Caplan
Title: Authorized Signatory

MICHAEL J. ANGELAKIS

By:	/s/ MICHAEL J. ANGELAKIS

[Signature Page to Schedule 13D – TriNet Group, Inc.]

SCHEDULE A

Directors and Officers of Atairos Group, Inc. and Atairos Partners GP, Inc.

Name	Office	Principal Business Address	Citizenship

Michael J. Angelakis	Chairman and Chief Executive Officer	40 Morris Road Bryn Mawr, PA 19010	United States of America

Alexander D. Evans	Director and Vice President	620 Fifth Avenue, Rockefeller Plaza, New York, NY 10020	United States of America

David L. Caplan	Director, Vice President, and General Counsel	620 Fifth Avenue, Rockefeller Plaza, New York, NY 10020	United States of America

Clare McGrory	Director and Chief Financial Officer	40 Morris Road Bryn Mawr, PA 19010	United States of America